EXHIBIT 12

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(DOLLARS IN THOUSANDS)

	February 2, 2008	February 3, 2007*	January 28, 2006	January 29, 2005	January 31, 2004
Consolidated pretax income	$60,518	$253,842	$125,791	$175,832	$7,904
Fixed charges (less capitalized interest)	111,552	106,136	121,416	157,314	202,432
Distributed income of equity investees	9,403	9,393	8,858	9,059	5,991

EARNINGS	$181,473	$369,371	$256,065	$342,205	$216,327

Interest	$91,556	$87,642	$105,570	$139,056	$181,065
Capitalized interest	6,312	4,365	6,092	4,485	2,622
Interest factor in rent expense	19,996	18,494	15,846	18,258	21,367

FIXED CHARGES	$117,864	$110,501	$127,508	$161,799	$205,054

Ratio of earnings to fixed Charges	1.54	3.34	2.01	2.12	1.05

*	53 weeks